Exhibit 4.(a).51

The State of Israel
Ministry of Communications

General License for Partner Communications Ltd. for the Provision of
Mobile Radio Telephone (MRT) Services using the Cellular Method

Amendment No. 38

By virtue of the powers of the Minister of Communications under Article 4 (e) of the Communications Law (Telecommunications and Broadcasts), 5742-1982, that have been delegated to us, by all our other powers under any law and after having given Partner Communications Company Ltd. (hereinafter: “Partner”) the opportunity to present their arguments regarding this matter, we hereby amend the General License for the provision of mobile radio telephone (MRT) services using the cellular method granted to Partner on 7 April 1998, as follows:

Replacement of Article 67A

1.	Instead of Article 67A shall come:

”67A.	Information Service for Telephone Number Enquiries

67A.1	Without derogating from the aforesaid in Article 66, the Licensee shall provide, either by itself or through another on its behalf, an information service for the enquiry of telephone numbers of all subscribers of land line operators or MRT operators, except for classified subscribers (hereinafter- “information service”), as follows:

(a)	for the general public and cost free, through an internet site that will provide the service;

(b)	for its subscribers, at a reasonable cost, through a telephone center to which the the access will be provided by a network access code to be determined by the Director;

(c)	the information service shall be provided by all of the above methods based on the same information features that the subscriber will provide when he requests the service.

67A.2	Without derogating from the aforesaid in Article 67A.1, the Licensee shall provide to the general public and cost free, either by itself or through another, an information service to enquire about a phone number of any subscriber, except a classified subscriber, through a telephone center to which the access will be provided by a national access code to be determined by the Director.

67A.3	In addition to the above-mentioned in Articles 67A.1 and 67A.2, the Licensee may offer, at a reasonable price, either by itself or another on its behalf, an information service, through any other method, including a national access code or through a short message system service (SMS).

67A.4	For the execution of the aforesaid in Article 67A.1 and 67A.3:

(a)	The Licensee may approach any database of a line operator or MRT operator (hereinafter in this article – “another licensee”) with a question, or receive information from a database of another licensee through any other method and with the consent of the other licensee, all subject to the obligation regarding protection of the subscriber’s privacy;

(b)	For the provision of the information service by another licensee in accordance with its general license, the Licensee shall allow any other licensee access to the Licensee’s database;

(c)	The Licensee shall reguarly update the database, so that every name, address or telephone number of a subscriber that has been added, changed or removed, shall be updated in the database within one working day after the implementation of the update in the Licensee’s system for the provision of telephone services.

For this Article –
“database”- a pool of data that includes the name, address and telephone number of every subscriber that is not classified, including a subscriber that is a business.

67A.5	(a)	The Licensee shall obtain the consent of every new subscriber in order to include their details in the database; if the subscriber consents to the aforesaid, the Licensee shall include the subscriber’s details in the database.

(b)	The Licensee shall comply at no cost with every subscriber’s initial request to remain classifed.

In this Article, “new subscriber” –a subscriber that registered with the Licensee after the commencement date as set forth in Article 67A.7 below.

67A.6	(a)	The conditions for the provision of information service to enquire about telephone numbers in accordance with Article 67A shall be determined by the Licensee, provided that they are fair and non discriminatory, including presentation of the data to those requesting the service; the service shall be provided twenty four (24) hours a day, every day of the year, except for Yom Kippur; in this Article, “presentation of the data”- if the answer to a question of a person requesting the service consists of a number of different data, the data shall be presented in a coincidental manner;

(b)	The response to the information service for telephone number enquiries as set forth in Article 67A.2, shall be done within a reasonable amount of time; if the Director is of the opinion that the waiting time for the service is unreasonable, he may set standards for response time.

(c)	Information service for telephone number enquiries as set forth in Article 67A.1 (b) and Information Service through a telephone center to which the access shall be provided by a national access code as set forth in Article 67A.3 shall meet the following service standards:

(1)	at any time, except in cases of heavy traffic of calls requesting the service[1], the amount of callers that will receive service shall not be less than 90%;

(2)	the average waiting period of a caller until the start of receiving service[2] shall not exceed 30 seconds;

(3)	the maximum waiting period of a caller until the start of receiving service shall not exceed 60 seconds.

67A.7	Article 67A shall become effective on 8 February 2007 (“commencement date”), excluding Article 67A.2 that will become effective upon signature of this amendment.

67A.8	The Licensee, either itself or through another, including together with another licensee, shall publish all of the information services for telephone number enquiries that are provided by the licensee at no cost as well as the national access codes that have been allotted to the MRT Licensee for the provision of the service (hereinafter-cost free information services”); the publication shall include at least the following:

(a)	an internet site of the Licensee;

(b)	at least bi-annually, the Licensee shall include together with the subscriber’s bill a separate page and a magnetic sticker regarding cost free information services, that should not include any other information, beginning with the first bill sent to a subscriber after the commencement date.

[1] Busy Hour Call Attempts
[2] Start of receiving service-an answer by a telephone operator or by the IVR system that requests the information from the caller in order to locate the requested telephone number etc.

(c)	at least four (4) times during the first year after the commencement date, the Licensee shall publish large and prominent advertisements in at least 3 of the most common newspapers in Hebrew and the most common newspaper in Arabic, English and Russian as well as in the most common financial newspaper; these advertisments shall not include any other information. The first publication regarding cost free information services shall be in the above detailed newspapers, except for the financial newspaper, which shall be on the first Friday after the commencement date or the following one and in the financial newspaper on the first Tuesday after the commencement date of the following one.

Without derogating from the above-mentioned, the Minister may instruct the Licensee regarding the manner and format for the publication of the information services.

(5 November, 2006)

(sgd) —————————————— Mordechai Mordechai Director-General	(sgd) —————————————— Haim Giron, Adv. Senior Deputy Director-General, Engineering and Licensing